Exhibit 99.1

SciSparc Announces Rebranding and Business Updates

TEL AVIV, Israel, February 11, 2021- SciSparc Ltd. (OTCQB: SPRCY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments (formerly known as Therapix Biosciences Ltd.), today announced series of rebranding processes.

"We are excited to announce that as of February 2021, we are rebranding our company. As part of our rebranding, our company name was changed from Therapix Biosciences Ltd. to SciSparc Ltd. This name change is part of our unwavering commitment as the new management, to our investors, to turning the company around and steering it in the right direction. The rebranding includes, among others, a new name, brand logo and share symbol, which correspond with our business direction and plans. Also, a new website is coming soon," said Amitai Weiss, CEO of SciSparc.

Mr. Weiss added, "We recently entered into an agreement with Procaps, a leader in contract development and manufacturing services in softgel advanced technologies, to develop and commercially manufacture both our drug candidate, SCI-110 (formerly THX-110), and CannAmide™, in softgel capsule form. In addition, we commenced the commercial production of CannAmide™, that will be marketed to pharmacies and other retail outlets across Canada, which will follow after we enter into a distribution agreement."

The new branding is in line with the company's innovative and advanced technology for treating various diseases and symptoms, using proprietary cannabinoid- based combinations.

As part of the rebranding, the company's clinical and pre-clinical programs were renamed as follows:

Clinical programs:

•	SCI-110 - An innovative and proprietary drug candidate platform based on Delta-9-Tetrahydrocannabinol (THC) and palmitoylethanolamide (PEA), for the treatment of central nervous system diseases such as agitation in Alzheimer’ Disease, Tourette syndrome and obstructive sleep apnea

•	SCI-210 - A formulation of cannabidiol (CBD) and PEA for treating symptoms of autism

Pre- clinical programs:

•	SCI-160 - An innovative and proprietary CB2 receptor agonist intended for the treatment of pain. This specific CB2 receptor agonist was synthesized by Professor Raphael Mechoulam, Ph.D.

•	SCI-210 - A formulation of CBD and PEA for treating symptoms of epilepsy

The company's first commercial product (approved for commercialization only in Canada), CannAmide™, will keep its name and trademark. CannAmide (TheraPEA) was issued a product license from Health Canada's Natural and Non-prescription Health Products Directorate (NNHPD) for the recommended use as an anti-inflammatory and to help relieve chronic pain.

About SciSparc (OTCQB: SPRCY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 (formerly THX-110) for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses future rebranding, marketing CannAmide in Canada and possible distribution agreements. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055